AMENDMENT DATED AUGUST 31, 2010

TO THE

AMENDED AND RESTATED

BY-LAWS OF

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II

DATED SEPTEMBER 6, 1990 AS AMENDED MARCH 8, 2005 AS AMENDED

Section 2.6. of ARTICLE II is hereby amended to read as follows in its entirety:

Section 2.6       Retirement Age.   The retirement age for Trustees shall be seventy three and therefore each Trustee shall retire from service on December 31 of the year in which he or she reaches his or her seventy-third birthday.